Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 25, 2021

Taboola Is Going Public

By Adam Singolda

I started Taboola from my bedroom in my parent’s house back in 2007 because I couldn’t find anything to watch on TV. I thought, “people should not be looking for information, information should be looking for people.” Sort of like a search engine, but in reverse.

Over the last 13 years we’ve built recommendation technology for forward-thinking publishers and advertisers in the open web.

The open web is really important, even essential, because it’s free and diverse and doesn’t belong to any one giant company. Think about every website you love — every game, app on a mobile device or connected TV that lives outside of the walled gardens.

But open web companies are dependent on walled gardens that compete against them with more data, more tech and more advertiser relationships, while advertisers have no choice but to turn to the walled gardens to access users effectively at scale.

We wanted to change that.

Taboola now delivers recommendations to more than 500M people every day. You’ve seen us before, if you’ve visited websites you love like CNBC, the Today Show, USAToday, The Independent in the UK, MSN, or Sankei in Japan — Taboola recommends the site’s own editorial content, as well as recommendations paid by advertisers.

Today we announced our plan to go public and be listed on the NYSE as “TBLA.”

This will happen under a merger agreement we signed with ION Acquisition Corp., which is already NYSE listed.

Part of me feels like this is a dream, but what it really is, is a dream come true. Taboola has this amazing ability to redefine our dreams, dream big and make them happen.

Thank You for Taking Part in our Journey to Power Recommendations for the Open Web

While Taboola is a technology company, people do business with people.

When I think about our journey, I’m humbled and filled with gratitude for those that have been a part of it, those who believed in us, tested our new products, gave our teams a chance. I want to thank each and every one of you:

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To our publisher partners: we would not be here without you. Our destinies are intertwined — when you grow, we grow. I feel like I’ve spent so much of my life with you, and you’ve become a part of both Taboola and my family. Thank you for being there at the beginning, and for long-term partnerships.

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To our advertiser partners: thank you for choosing the open web together with us, working with our product teams on building the technology that you need to recommend your content, products and services, side-by-side with editorial content. Businesses deserve choices outside of the walled gardens.

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To our investors: thank you to those who believed in us predominantly because of the tenacity of our team. To Danny, Zvi our very first angel investors, Erez, Chemi, Ohad and Rick who were our first VCs to join us in our journey. This was my first job — you had no reason to believe in me, but you did.

•	To Gilad and the ION team: thank you for seeing the potential in us, and partnering with us in this next stage of our journey. Gilad, welcome to the board of directors, it’s going to be quite a ride!

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To Taboolars, past and present: your hard work, dedication and belief in our mission has brought us here. Thank you for showing up, pushing to always do better, and bringing your energy to our company. Some of us have been together from the early days — Avi, Ruthy, Aviv, Alon, Mosh, Gil and Lior. What a ride. We had so many incredible moments — writing and compiling our first code, launching our first recommendation unit, and working overnight to fix bugs.

Taboolars, Nothing is more exciting than writing this next chapter with you.

What’s Next

There are so many things I’m proud of. Investing approximately $100M in R&D in 2020. Paying over $2B to our publisher partners over the last three years. Being among the first to start a moderation team to keep fake news and harmful content off the open web.

We only have 24 hours a day. I’m convinced that personalized recommendations should be everywhere, helping people make decisions that matter to them — what to read, what to buy, where to go — no matter which touch points they’re interacting with. We intend to continue investing in the open web and expand in these two areas:

(1)	Powering recommendations for anything. Over time, you should expect Taboola to recommend eCommerce products, applications, games, and much more.

(2)	Powering relevant recommendations anywhere. Over time, we want to be anywhere people spend their time, every device, connected TV, automobile and more.

I’m proud to be an open web company that focuses on our partner’s goals and future, and nothing more, with no identity crises. It’s simple — we grow only if our partners grow. Forever.

We bring the tech, data and revenue to even more websites, devices, connected TV and mobile apps out there, driving growth to our advertisers through the open web.

Dreams can come true. Our journey is just beginning.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.